Exhibit 19.1

TITAN PHARMACEUTICALS, INC.

INSIDER TRADING POLICY

ALL EMPLOYEES, OFFICERS, DIRECTORS, SCIENTIFIC ADVISORS, AND CONSULTANTS OF TITAN PHARMACEUTICALS, INC. OR ANY OF TITAN PHARMACEUTICALS’ SUBSIDIARY CORPORATIONS (THE “SUBSIDIARIES”) ARE PROHIBITED FROM TRADING (EITHER DIRECTLY OR INDIRECTLY), AND FROM “TIPPING” OTHERS TO TRADE, IN TITAN PHARMACEUTICALS, INC SECURITIES WHEN THEY KNOW MATERIAL, NON-PUBLIC INFORMATION ABOUT TITAN PHARMACEUTICALS.

EXPLANATION

Under the federal securities laws, it is illegal for any employee, officer, director, scientific advisor of or consultant to Titan Pharmaceuticals, Inc. (“Titan Pharmaceuticals” or the “Company”) or a Subsidiary to trade (either personally or on the behalf of others) in Titan Pharmaceuticals’ stock on the basis of material non-public information, or to have others trade for him or her on the basis of that information. It is also illegal to communicate (to “tip”) material, non-public information to others so that they may trade in Titan Pharmaceuticals’ securities based on that information. These illegal activities are commonly referred to as “insider trading”. Transactions that may be necessary or justifiable for independent reasons (such as your need to raise money for family or other emergencies) are not an exception.

What is Material Information? Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell stock—in short, any information which could reasonably affect the price of the stock. Stated another way, there must be a substantial likelihood that a reasonable stockholder would view the information as having significantly altered the “total mix” of information available about the company. Material information can include positive or negative information about the company.

Examples: Common examples of information that may be regarded as material are:

●	a significant merger or acquisition involving the Company;

●	a change in control of the Company;

●	a significant change in the management or the Board of Directors of the Company;

●	the public or private sale of a significant amount of securities of the Company;

●	the Company’s decision to commence or terminate the payment of cash dividends;

●	the establishment of a program to repurchase securities of the Company;

●	a stock split;

●	a default on outstanding debt of the Company or a bankruptcy filing;

●	a significant cybersecurity incident or investigation of a potential such incident;

●	a conclusion by the Company or a notification from its independent auditor that any of the Company’s previously issued financial statements should no longer be relied upon; or

●	a change in or dispute with the Company’s independent auditor.

This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could give rise to material information.

projections (or changes in projections) of future earnings or losses; news of a proposed merger, acquisition or tender offer; acquisition of rights to, or “Out-licensing” of, a new pharmaceutical compound; the declaration of a stock split or the offering of additional securities; changes in senior management; significant new products; the submission of an IND or NDA to the FDA; significant results (either positive or negative) of clinical or preclinical investigations; reports of adverse effects from our drugs; and major litigation developments. Either positive or negative information may be material.

Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

When Does Information Become Public? Information generally will be regarded as having become public when it has effectively been disclosed to the public—generally through its publication in the news media or by filings with the Securities and Exchange Commission—and the public has had sufficient time to consider and act upon it. As a precaution, you generally should not engage in any transaction until the third business day after previously non-public, material information known to you has been released. (For example, if a public announcement is made on a Friday, Wednesday generally will be the first day on which you should trade.)

Information will generally be considered nonpublic unless (1) the information has been disclosed in a press release, in a public filing made with the SEC (such as a Report on Form 10- K, Form 10-Q or Form 8-K), or through a news wire service or daily newspaper of wide circulation, and (2) a sufficient amount of time has passed so that the information has had an opportunity to be digested by the marketplace.

What Transactions are Prohibited? When you are in the possession of material information that has not been made public about Titan Pharmaceuticals, you are prohibited from these activities:

●	Buying or selling Titan Pharmaceuticals’ securities or options;

●	Advising others to buy, hold or sell Titan Pharmaceuticals’ securities;

●	Having others trade for you in Titan Pharmaceuticals’ securities;

●	Disclosing the information to anyone else who might then trade;

●	Assisting anyone in any of the foregoing activities.

What Transactions by Family Members are Prohibited? The very same trading restrictions are assumed to apply to your spouse, your minor children and other relatives who live in your household, even if you do not actually “tip” them as to material non-public information that you possess. You are expected to be responsible for their compliance with this policy.

What “Tipping” Restrictions Apply? The disclosure of material, non-public information about Titan Pharmaceuticals to anyone can lead to major legal difficulties and may cause significant harm to Titan Pharmaceuticals. Therefore, you should not discuss this sort of information with anyone (including other employees), except as required in the performance of your regular Titan Pharmaceuticals duties.

It is also important that only specifically designated Titan Pharmaceuticals representatives discuss information with the news media, securities analysts and investors. If you receive inquiries about Titan Pharmaceuticals from any of these sources, please refer them to Titan’s Vice President of Finance.

Exceptions: The prohibitions set forth above do not apply to:

●	exercises of stock options or other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations, in each case in a manner permitted by the applicable equity award agreement; provided, however, that the securities so acquired may not be sold (either outright or in connection with a “cashless” exercise transaction through a broker) while the employee or Director is aware of material nonpublic information or during an applicable blackout period (as defined under “Blackout Periods” below);

●	acquisitions or dispositions of Company common stock under the Company’s 401(k) or other individual account plan that are made pursuant to standing instructions not entered into or modified while the employee or Director is aware of material nonpublic information or during an applicable blackout period;

●	other purchases of securities from the Company (including purchases under an employee stock purchase plan, if any) or sales of securities to the Company; provided, however, that if the transaction involves the exercise of stock options or other equity awards, the transaction must be permitted by the first bullet above;

●	bona fide gifts, unless the donor has reason to believe that the recipient intends to sell the securities while the donor is aware of material nonpublic information or during an applicable blackout period; and

●	purchases or sales made pursuant to a binding contract, written plan or specific instruction (a “trading plan”) which is adopted and operated in compliance with Rule 10b5-1; provided such trading plan: (1) is in writing; (2) was submitted to the Company for review by the Company prior to its adoption; and (3) was not adopted while the employee or Director was aware of material nonpublic information or during an applicable blackout period.

BLACKOUT PERIODS

Regular Blackout Periods. Except as otherwise set forth above, no person or entity covered by this policy may purchase, sell or donate any securities of the Company during the period beginning on the last day of each calendar quarter and ending upon the commencement of the second full trading day after the public announcement of material results for such quarter (a “regular blackout period”).

Corporate News Blackout Periods. The Company may from time to time notify directors, executive officers and other specified employees that an additional blackout period (a “corporate news blackout period”) is in effect in view of significant events or developments involving the Company. In such event, except as provided under “Exceptions” above, no such individual may purchase, sell or donate any securities of the Company during such corporate news blackout period or inform anyone else that a corporate news blackout period is in effect. (In this policy, regular blackout periods and corporate news blackout periods are each referred to as a “blackout period.”)

Awareness of Material Non-Public Information when a Blackout Period is Not in Effect. Even if no blackout period is then in effect, if a person is aware of material nonpublic information the prohibitions set forth herein shall apply.

THE CONSEQUENCES OF INSIDER TRADING

In addition to causing potential serious harm to Titan Pharmaceuticals’ business, the consequences to you of insider trading violations can be substantial:

For individuals who trade on insider information (or “tip” information to others):

●	A civil penalty of up to three times the profit gained (or loss avoided);

●	A criminal fine (no matter how small the profit) of up to $1 million; and

●	A jail term of up to ten years.

The above penalties apply whether or not you derive any benefit from another’s trading. Moreover, if an employee violates Titan Pharmaceuticals’ insider trading policy, company-imposed sanctions, including termination, could result.

For Titan Pharmaceuticals (and possibly the supervisor of a Titan Pharmaceuticals’ employee who commits an insider trading violation), if appropriate steps to prevent illegal trading are not taken:

●	A civil penalty of $1 million or three times the profit gained (or loss avoided) as a result of an employee’s violation (whichever amount is greater); and

●	a criminal fine of up to $2.5 million.

ADDITIONAL PROHIBITED TRANSACTIONS

Although it is most likely that any material, non-public information you might learn will be about Titan Pharmaceuticals, the prohibitions described in this policy also apply to trading securities of any company about which you have such information; for example, when you are a “tippee” of information about a company which does business with us.

You should not engage in the following transaction in Titan Pharmaceuticals securities at any time, even if the trading window is open:

●	Short sales. Selling Titan Pharmaceuticals securities that you do not own.

●	Options trading. Engaging in any transaction in publicly traded options in Titan Pharmaceuticals securities, including puts or calls or other derivative securities.

●	Hedging. Entering into hedging or monetization transactions or similar arrangements with respect to Titan Pharmaceuticals securities, including collars, equity swaps, exchange funds and forward contracts.

●	Pledges and margin accounts. Holding Titan Pharmaceuticals securities in a margin account or pledge Titan Pharmaceuticals securities as collateral for a loan, unless advance approval is obtained from corporate management.

Whenever you have any questions about this policy or about specific trading transactions, please contact Titan’s Vice President of Finance.

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